Office of Fair Trading
05 March 2003

'INVITATION TO COMMENT'

Proposed acquisition by Celltech Group plc of Oxford Glycosciences plc.

The Director General of Fair Trading is considering whether the above acquisition qualifies for investigation under the merger provisions of the FairTrading Act 1973. Should it be found to qualify, the Director General willconsider it further with a view to advising the Secretary of State for Trade andIndustry under section 76(1) of the Act as to whether or not the merger shouldbe referred to the Competition Commission for investigation and report.
Affected Sector: Pharmaceuticals/Biotechnology.

Please send written representations about any competition or public interest implications to:

Ms F Elly

Office of Fair Trading

Fleetbank House

2-6 Salisbury Square

London EC4Y 8JX

FAX: 020-7211-8916

to arrive by 19 March 2003.